Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

SERIES B JUNIOR PARTICIPATING REDEEMABLE PREFERRED STOCK

OF

PFIZER INC.

(PURSUANT TO SECTION 151 OF THE DELAWARE GENERAL CORPORATION LAW)

Pfizer Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that the following resolutions were adopted by the Board of Directors of the Corporation (the “Board of Directors”) as required by Section 151 of the General Corporation Law at a meeting duly called and held on August 6, 2020:

WHEREAS, the Corporation has entered into an exchange agreement (the “Subsidiary Exchange Agreement”) with Pharmacia & Upjohn LLC, Pharmacia & Upjohn Company LLC, and Pfizer Luxco Holdings S.a.r.l. (the “Affiliates”), pursuant to which the Corporation has agreed to issue to the Affiliates shares of a series of preferred stock of the Corporation having the powers, preferences and relative participating, optional or other special rights set forth herein, in exchange for the shares of common stock of the Corporation, par value $0.05 per share (the “Common Stock”), held by the Affiliates;

WHEREAS, the Corporation has entered into exchange agreements (collectively, the “Rabbi Trust Exchange Agreements”) with each of (i) the Rabbi Trust for the Pfizer Inc. Performance-Contingent Share Award Program, the Pfizer Inc. Stock and Incentive Plan, the Pfizer Inc. 2001 Stock and Incentive Plan and the Pfizer Inc. 2001 Performance-Contingent Share Award Program (the “PCSA Trust”), and (ii) the Grantor Trust Agreement (Common Stock) dated October 6, 2009 by and between Wyeth and The Northern Trust Company (the “Stock Trust” and together with the PCSA Trust, the “Rabbi Trusts”), pursuant to which the Corporation has agreed to issue to the Rabbi Trusts shares of a series of preferred stock of the Corporation having the powers, preferences and relative participating, optional or other special rights set forth herein, in exchange for the Common Stock held by the Rabbi Trusts;

WHEREAS, the Corporation and Upjohn Inc. have entered into a Separation and Distribution Agreement, dated as of July 29, 2019, as amended (as it may be further amended from time to time, the “SDA”);

WHEREAS, the Board of Directors is authorized, subject to limitations prescribed by law and the provisions of the Restated Certificate of Incorporation of the Corporation, as amended (the “Charter”), by resolution to provide for the issuance of any series of preferred stock of the Corporation, and to fix the designation of such series, and the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof;

WHEREAS, the Board of Directors has determined that it is in the best interests of the Corporation and its stockholders to designate a new series of Preferred Stock, without par value, of the Corporation (“Preferred Stock”); and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to establish and fix the terms of a series of Preferred Stock of the Corporation and the number of shares constituting such series.

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to Article FOURTH of the Charter (which authorizes 27,000,000 shares of Preferred Stock, without par value) and the authority conferred on the Board of Directors, the Board of Directors hereby fixes the designation, powers, preferences and rights, and the qualifications, limitations or restrictions, of a new series of Preferred Stock; and be it further

RESOLVED, that each share of such new series of Preferred Stock shall rank equally in all respects with each other share of such series and shall be subject to the following provisions:

Section 1.    Designation and Number. The Board of Directors hereby designates a series of Preferred Stock of the Corporation entitled the “Series B Junior Participating Redeemable Preferred Stock” (the “Series B Junior Participating Redeemable Preferred Stock”). The total number of Series B Junior Participating Redeemable Preferred Stock that may be issued pursuant to this Designation shall be 6,250,791.94, but such Series B Junior Participating Redeemable Preferred Stock shall only be issuable pursuant to the Subsidiary Exchange Agreement and the Rabbi Trust Exchange Agreements.

Section 2.    Ranking. The Series B Junior Participating Redeemable Preferred Stock shall, with respect to the payment of distributions of the Corporation and rights upon the dissolution, liquidation or winding-up of the Corporation, subject to Section 3 of this Designation, rank: (i) junior to any other series of Preferred Stock, and (ii) pari passu with the Common Stock.

Section 3.    Distributions; Liquidation Rights. The holders of Series B Junior Participating Redeemable Preferred Stock shall be entitled to receive, on a pari passu basis, any distributions payable to holders of Common Stock in the amount that such holders would have received if, immediately prior to each record date in respect of which distributions are paid, each 1/100th of a share of Series B Junior Participating Redeemable Preferred Stock were converted into one share of Common Stock, except that they shall not be entitled to receive any distribution by the Corporation of common stock, par value $0.01 per share, of Upjohn Inc. (“Upjohn” and such shares, the “Upjohn Common Stock”).

Section 4.    Maturity. The Series B Junior Participating Redeemable Preferred Stock shall be perpetual.

Section 5.    Redemption.

(a)    Optional Redemption. Prior to the Record Date (as defined in the SDA) for the Distribution (as defined in the SDA), the Corporation may, at its option and without further notice required, redeem at any time all (but not less than all) of the Series B Junior Participating Redeemable Preferred Stock at a redemption rate of 100 shares of Common Stock for each share of Series B Junior Participating Redeemable Preferred Stock (and a pro rata portion of 100 shares of Common Stock for any fractional share of Series B Junior Participating Redeemable Preferred Stock) (the “Optional Exchange Ratio”).

(b)    Mandatory Redemption. At the Distribution Time (as defined in the SDA), each share of the Series B Junior Participating Redeemable Preferred Stock shall, without any further action on the part of the Corporation or any holder thereof, be redeemed at the redemption rate set forth in Section 5(c).

(c)    Redemption Rate. Upon the occurrence of a mandatory redemption set forth in Section 5(b), each share of Series B Junior Participating Redeemable Preferred Stock shall be redeemed for a number of shares of Common Stock equal to (i) the Optional Exchange Ratio multiplied by (ii) the Adjustment Ratio (as defined below); provided that the Corporation shall deliver cash in lieu of any fractional shares of Common Stock to which a holder of shares of Series B Junior Participating Redeemable Preferred Stock would otherwise be entitled after giving effect to the calculation set forth in this Section 5(c).

(d)    For purposes of this Certificate:

A.	“Adjustment Ratio” means (I) the Pre-Separation Pfizer Common Stock Value divided by (II) the Post-Separation Pfizer Common Stock Value;

B.

“Distribution Ratio” means number of shares of Upjohn Common Stock distributed in the Distribution (as defined in the SDA) for each share of Pfizer Common Stock outstanding on the Record Date (as defined in the SDA).

C.

“Post-Separation Pfizer Common Stock Value” means (I) the Pre-Separation Pfizer Common Stock Value minus (II) the product of (x) the Pre-Separation Mylan Common Stock Value and (y) the Distribution Ratio;

D.

“Pre-Separation Mylan Common Stock Value” means the closing price of ordinary shares, nominal value €0.01 per share, of Mylan trading on the Nasdaq Stock Market (“NASDAQ”) on the Trading Day immediately prior to the Distribution Date (as defined in the SDA);

E.

“Pre-Separation Pfizer Common Stock Value” means the closing price of Common Stock trading on New York Stock Exchange (the “NYSE”) on the Trading Day immediately prior to the Distribution Date (for the avoidance of doubt, in the “regular way” market and/or including due bills with respect to the Distribution (as defined in the SDA), as applicable);

F.	“Trading Day” shall mean a day on which shares of common stock of each of the Corporation and Mylan are traded on the NYSE and NASDAQ, respectively.

(e)    Except as provided in this Section 5, the Series B Junior Participating Redeemable Preferred Stock is not convertible into or redeemable for any other property or securities of the Corporation or Upjohn.

(f)    Shares of Series B Junior Participating Redeemable Preferred Stock that have been issued and redeemed or reacquired in any manner shall (upon compliance with any applicable provisions of the laws of Delaware) have the status of authorized but unissued shares of Preferred Stock undesignated as to series, and may be designated or re-designated and issued or reissued, as the case may be, as part of any series of Preferred Stock; provided that any issuance of such shares as Series B Junior Participating Redeemable Preferred Stock must be in compliance with the terms hereof.

Section 6.    Voting Rights.

(a)    Each share of Series B Junior Participating Redeemable Preferred Stock shall entitle the holder thereof to one hundred votes on all matters submitted to a vote of the stockholders of the Corporation; provided that while these shares are held by a subsidiary of the Corporation, they will not be entitled to any voting rights except as hereinafter provided in this Section 6, as otherwise provided in the Charter or as otherwise required by law.

(b)    The affirmative consent or approval of holders of any materially and disproportionately adversely affected outstanding shares of Series B Junior Participating Redeemable Preferred Stock shall be required to alter, repeal or amend any provisions of the Charter or this Certificate, whether by merger, consolidation, combination, reclassification or otherwise (an “Event”), if the alteration, repeal or amendment would materially and disproportionately adversely affect the rights, powers or preferences of the holders of shares of Series B Junior Participating Redeemable Preferred Stock; provided, however, that (i) an Event will not be deemed to materially and disproportionately adversely affect such rights, powers or preferences, in each such case where each share of Series B Junior Participating Redeemable Preferred Stock remains outstanding without a material change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences and other rights, privileges, voting powers, restrictions, limitations and terms or conditions of redemption thereof identical in all material respects to that of a share of Series B Junior Participating Redeemable Preferred Stock; (ii) the creation, or increase in the authorized number of shares, of Common Stock or Preferred Stock of any kind will not be deemed to materially and disproportionately adversely affect such rights, powers or preferences; and (iii) the Distribution will not be deemed to materially and disproportionately adversely affect such rights, powers or preferences.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed in its name and on its behalf by its Senior Vice President and Corporate Secretary, Chief Governance Counsel on November 12, 2020.

PFIZER INC.

By:	/s/ Margaret M. Madden
Name:	Margaret M. Madden
Title:	Senior Vice President and Corporate Secretary, Chief Governance Counsel